BB

SEC Mail Mail Processing Section

FEB 28 2011

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

...23
Expires: April 30, 2013
Estimated average burden hours per response. 12.00

SEC FILE NUMBER
8- 50561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ONE SOUTHCOAST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 POYDRAS ST., SUITE 1000
(No. and Street)

NEW ORLEANS, (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GABRIELLE BAILLEUX (504)533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITER, STEPHENS, HURST, GARY & SHREAVES
(Name – *if individual, state last, first, middle name*)

4401 DOMINION BLVD, SUITE 200 (Address) GLEN ALLEN (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* 1/10 3/8

3/15/11

OATH OR AFFIRMATION

I, PIERRE E. CONNER, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ONE SOUTHCOAST, INC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RANDALL C. ROTH
ATTORNEY/NOTARY #11481
JEFFERSON PARISH
COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEITER STEPHENS

Business Assurance & Advisory Services

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Financial Statements

December 31, 2010 and 2009

SEC ID 8-50561

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

KEITER STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Capital One Southcoast, Inc (the "Company") as of December 31, 2010 and 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States.

Keiter Stephens Hurst Gary & Shreaves P.C.

February 8, 2011
Glen Allen, Virginia

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition
December 31, 2010 and 2009

Assets	2010	2009
Cash on deposit with affiliated company	$ 1,107,274	$ 1,769,682
Investment in money market mutual fund	19,862,651	11,012,402
Commissions receivable from clearing broker	92,074	39,739
Other receivables from brokers	4,793,000	2,451,290
Deposit with clearing broker	250,000	250,000
Furniture and equipment, net	103,584	109,407
Goodwill	3,493,211	3,493,211
State income taxes receivable	250,933	184,641
Due from affiliates	251,760	665,960
Deferred tax asset	137,306	18,608
Total assets	$ 30,341,793	$ 19,994,940
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable to brokers and dealers	$ 6,029,127	$ 3,226,770
Accrued expenses	217,313	190,314
Due to affiliates	2,439,245	2,587,789
Total liabilities	8,685,685	6,004,873
Stockholder's equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	13,214,631	5,548,590
Total stockholder's equity	21,656,108	13,990,067
Total liabilities and stockholder's equity	$ 30,341,793	$ 19,994,940

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

1. Organization and Significant Accounting Policies:

Organization:

Capital One Southcoast, Inc (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation:

During June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 ("ASC 105-10-65/SFAS 168"). This standard establishes the Accounting Standards Codification for the FASB ("Codification" or "ASC") as the single source of authoritative U.S. GAAP. The Codification does not change GAAP, but rather how the guidance is organized and presented to users. Effective July 1, 2009, changes to the source of authoritative U.S. GAAP are communicated through an Accounting Standards Update ("ASU"). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes. Subsequently, the Codification will require companies to change how they reference GAAP throughout the financial statements. The Company has adopted the Codification and has provided the pre-Codification references along with the related ASC references to allow readers an opportunity to see the impact of the Codification on our financial statements and disclosures.

1. Organization and Significant Accounting Policies, Continued:

Cash and Cash Equivalents:

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines. The Company's cash is held on deposit with Capital One, N.A. (the "Bank"), another wholly owned subsidiary of Capital One.

Investment in Money Market Mutual Fund:

Investment in the money market mutual fund, securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

Furniture and Equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

Goodwill:

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("ASC 350-10/SFAS 142"), the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluations in 2010 and 2009 and did not record an impairment charge based on the results.

1. Organization and Significant Accounting Policies, Continued:

Income Taxes:

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses. Amounts owed to / due from Capital One for income taxes are reported as a component of due to affiliates in the statements of financial condition.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10/FIN 48"), an interpretation of FASB Statement No. 109 ("ASC 740-10/SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has followed the provisions of ASC 740-10/FIN 48 and has determined that there is no significant financial statement exposure to uncertain tax positions at December 31, 2010.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Subsequent Events:

Management has evaluated subsequent events through February 8, 2011 and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Fair Value of Financial Instruments:

The Company follows SFAS No. 157, Fair Value Measurements ("ASC 820-10/SFAS 157"), which defines fair value and establishes a framework for measuring fair value. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of ASC 820-10/SFAS 157.

ASC 820-10/SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10/SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820-10/SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

2. Fair Value of Financial Instruments, Continued:

The fair values of financial assets of the Company were determined using the following categories of inputs at December 31, 2010 and 2009:

	December 31, 2010			
	Fair Value Measurements Using			Assets at
Securities owned:	Level 1	Level 2	Level 3	Fair Value
Money market mutual fund	$ 19,862,651	$ -	$ -	$ 19,862,651
Total securities owned	$ 19,862,651	$ -	$ -	$ 19,862,651

	December 31, 2009			
	Fair Value Measurements Using			Assets at
Securities owned:	Level 1	Level 2	Level 3	Fair Value
Money market mutual fund	$ 11,012,402	$ -	$ -	$ 11,012,402
Total securities owned	$ 11,012,402	$ -	$ -	$ 11,012,402

Level 3 Valuation Techniques:

The fair value of the inverse certificates was estimated to equal historical cost. These certificates are private placements and as such there was no active market for these securities. The Company believes that historical cost is a reasonable estimate of an exit price from the perspective of a market participant. The Company sold $150,000 of these types of investments during 2009 and no longer has an investment in these types of securities.

3. Furniture and Equipment, Net:

The following is a summary of furniture and equipment, net.

	December 31 2010	December 31 2009
Leasehold improvements	$ 16,440	$ 16,440
Furniture and equipment	335,487	299,145
	351,927	315,585
Accumulated depreciation	(248,343)	(206,178)
Total furniture and equipment, net	$ 103,584	$ 109,407

4. Income Taxes:

The Company's deferred income tax asset is comprised primarily of timing differences relating to fixed assets and state taxes.

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under ASC 740-10/FIN 48. The IRS is currently examining Capital One's federal income tax returns for the years 2007 and 2008. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

5. Related Parties:

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $30,000,000. This line of credit expires on November 16, 2015. In 2010, there were borrowings against this line of credit of $5 million. These borrowings were repaid during 2010. There were no borrowings against the line of credit in 2009.

6. Leases:

The Company leases its office facilities under operating leases.

The Company has one long-term operating lease that expires in 2012. This lease contains a provision for escalation charges. The minimum rental commitment for this long-term operating lease as of December 31, 2010 is as follows: 2011 - $253,737; 2012 - $63,434.

7. Commitments and Contingencies:

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2010, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The minimum commitments under these contracts as of December 31, 2010 are as follows: 2011 - $343,367; 2012 - $39,213.

8. Services Agreement:

The Company has an agreement with Pershing, L.L.C. (Pershing), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers.

8. Services Agreement, Continued:

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2010 and 2009.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2010 and 2009.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

9. Liabilities Subordinated to Claims of General Creditors:

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2010 and 2009, the Company had no balances outstanding from these agreements as discussed in Note 5.

10. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

11. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

12. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $12,229,061 which was $11,650,015 in excess of required minimum net capital of $579,046. The Company's net capital ratio was 0.71 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

KEITER STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, LA

In planning and performing our audits of the financial statements of Capital One Southcoast, Inc ("the Company"), as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the following paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter Stephens Hurst Gary & Shreaves P.C.

February 8, 2011
Glen Allen, Virginia

KEITER
STEPHENS

Business Assurance
& Advisory Services

CAPITAL ONE SOUTHCOAST, INC

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Agreed – Upon Procedures Related To An Entity's SIPC Assessment Reconciliation

December 31, 2010

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

KEITER STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Capital One Southcoast, Inc (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital One Southcoast, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter Stephens Hurst Gary and Shreaves

February 9, 2011
Glen Allen, Virginia

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050561 FINRA DEC
CAPITAL ONE SOUTHCOAST INC 19*19
909 POYDRAS ST STE 1000
NEW ORLEANS LA 70112-4020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gabrielle Bailleux (504)533-7377

2. A. General Assessment (item 2e from page 2) $ 82,336
   B. Less payment made with SIPC-6 filed (exclude interest) (45,353)
      7/21/10
      Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 36,983
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 36,983
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 36,983
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital One Southcoast Inc
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
Chief Financial Operations Officer
(Title)

Dated the ____ day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SEC Mail
Mail Processing
Section
FEB 28 2011
Washington, DC
106

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.			Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 33,619,723
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	(2) Net loss from principal transactions in securities in trading accounts.		
	(3) Net loss from principal transactions in commodities in trading accounts.		
	(4) Interest and dividend expense deducted in determining item 2a.		
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
	(7) Net loss from securities in investment accounts.		
	Total additions		—
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
	(2) Revenues from commodity transactions.		
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		682,663
	(4) Reimbursements for postage in connection with proxy solicitation.		
	(5) Net gain from securities in investment accounts.		
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,592	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
	Enter the greater of line (i) or (ii)		2,592
	Total deductions		685,255
2d.	SIPC Net Operating Revenues		$ 32,934,468
2e.	General Assessment @ .0025		$ 82,336

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